UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GENESIS HEALTHCARE CORPORATION

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
37184D101

(CUSIP Number)

Richard Marks, Esq.
c/o Northbrook GH, LLC
500 Skokie Blvd., Suite 310
Northbrook, IL 60062
(847) 559-1002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3784D101

	1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Northbrook GH, LLC

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)
		(b)	|X|

	3.	SEC Use Only

	4.	Source of Funds (See Instructions)	WC

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

	6.	Citizenship or Place of Organization	Delaware

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	1,011,683
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power	See Row 8 above.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person	See Row 8 above.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

	13.	Percent of Class Represented by Amount in Row (11)	5.1%

	14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 37184D101

	1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). David Hokin

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)
		(b)	|X|

	3.	SEC Use Only

	4.	Source of Funds (See Instructions)	OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

	6.	Citizenship or Place of Organization	U.S.A.

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	1,011,683
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power	See Row 8 above.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person	See Row 8 above.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

	13.	Percent of Class Represented by Amount in Row (11)	5.1%

	14.	Type of Reporting Person (See Instructions)	IN

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on January 26, 2007 (as amended by Amendment No. 1 and Amendment No. 2, as hereinafter defined, the “Schedule 13D”) and amended by Amendment No. 1 filed on March 23, 2007 (“Amendment No. 1”) and Amendment No. 2 filed on April 12, 2007 (“Amendment No. 2”) of Northbrook GH, LLC (“NGH”) and David Hokin (“Hokin” and together with NGH, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Genesis Common Stock”), of Genesis HealthCare Corporation, a Pennsylvania corporation (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

The response to Item 4 is hereby amended by adding the following sentence to the second paragraph thereof:

On May 10, 2007, NGH sent a third letter (attached as Exhibit 3 and incorporated herein by reference) to the Board of Directors of the Issuer with respect to recent developments in the Issuer’s auction process.

Item 7. Material to Be Filed as Exhibits

Exhibit 3. Letter sent by Northbrook GH, LLC to the Board of Directors of Genesis Healthcare Corporation dated May 10, 2007.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of May, 2007

NORTHBROOK GH, LLC

By: /s/ David Hokin, Manager	/s/ David Hokin
David Hokin, Manager	David Hokin